UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

West Fraser Timber Co. Ltd.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

952845105

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 2, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD ASSET MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,115,217(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,115,217(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,217(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.	This amount consists of common shares of West Fraser Timber Co. Ltd (the “Issuer”) directly held by BIC WFG Holdings LP for which the reporting person may be deemed to be an indirect beneficial owner.
2.	Percentage ownership is based on an aggregate number of outstanding common shares of 119,304,705 as of May 5, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BAM PARTNERS TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,115,217(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,115,217(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,217(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	This amount consists of common shares of the Issuer directly held by BIC WFG Holdings LP for which the reporting person may be deemed to be an indirect beneficial owner.
2.	Percentage ownership is based on an aggregate number of outstanding common shares of 119,304,705 as of May 5, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BIC WFG HOLDINGS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,115,217
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,115,217

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1.	Percentage ownership is based on an aggregate number of outstanding common shares of 119,304,705 as of May 5, 2021.

CUSIP No. 952845105

1	NAMES OF REPORTING PERSONS BROOKFIELD INVESTMENTS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,115,217(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,115,217(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,115,217(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1.	This amount consists of common shares of the Issuer directly held by BIC WFG Holdings LP for which the reporting person may be deemed to be an indirect beneficial owner.
2.	Percentage ownership is based on an aggregate number of outstanding common shares of 119,304,705 as of May 5, 2021.

EXPLANATORY NOTE

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8) is being filed by the Reporting Persons to report open market sales over the Toronto Stock Exchange of common shares, no par value (the “Common Shares”) of West Fraser Timber Co. Ltd., a British Columbia corporation (the “Issuer”) by certain of the Reporting Persons, as set forth in Items 4 and 5 below.

Information reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 8. This Amendment No. 8 represents the final amendment to the original Schedule 13D and constitutes an exit filing.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented to include the information set forth in Item 4 of this Amendment No. 8.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

In various open market transactions between May 22 and June 24, 2021, Brookfield sold an aggregate of 1,174,972 Common Shares over the Toronto Stock Exchange for aggregate consideration of C$104,062,873 (excluding brokerage commissions). Additionally, on July 2, 2021, Brookfield, through BIC WFG, sold an aggregate of 5,156,885 Common Shares over the Toronto Stock Exchange to an unaffiliated third-party Canadian financial institution for aggregate consideration of C$454,950,192.78. See Items 5(c) and 6 below for more information on the aforementioned transactions.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c), (e) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 3, 4 and 6 and the cover pages of this Amendment No. 8 is hereby incorporated by reference.

(a)-(b) The aggregate number and percentage of Common Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 1,115,217 Common Shares, constituting approximately 0.9% of the currently outstanding Common Shares. The percentage of Common Shares of the Issuer in this Item 5 is based on an aggregate number of Common Shares of 119,304,705 outstanding as of May 5, 2021.

(i) Brookfield

a)	Brookfield may be deemed the beneficial owner of 1,115,217* Common Shares, constituting a percentage of approximately 0.9% of outstanding Common Shares.

b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 1,115,217* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 1,115,217* Common Shares

*	Includes 1,115,217 Common Shares held by BIC WFG, for which Brookfield may be deemed to be a beneficial owner.

(ii) BAM Partners

a)	BAM Partners may be deemed the beneficial owner of 1,115,217* Common Shares, constituting a percentage of approximately 0.9% of outstanding Common Shares.

b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 1,115,217* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 1,115,217* Common Shares

*

BAM Partners, as trustee of the BAM Partnership, which is the sole owner of BAM Class B Shares, has the ability to appoint one half of the board of directors of Brookfield and, as such, may be deemed to indirectly control the decisions of Brookfield regarding the vote and disposition of the Common Shares held by BIC WFG; therefore BAM Partners may be deemed to have indirect beneficial ownership of the Common Shares held by BIC WFG. Pursuant to Rule 13d-4 of the Exchange Act, BAM Partners declares that filing this Schedule 13D shall not be construed as an admission that either it or the BAM Partnership is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, and such beneficial ownership is expressly disclaimed.

(iii) BIC

a)	BIC may be deemed the beneficial owner of 1,115,217* Common Shares, constituting a percentage of approximately 0.9% of outstanding Common Shares.

b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 1,115,217* Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 1,115,217* Common Shares

*	Includes 1,115,217 Common Shares held by BIC WFG, for which BIC may be deemed to be a beneficial owner.

(iv) BIC WFG

a)	BIC WFG may be deemed the beneficial owner of 1,115,217 Common Shares, constituting a percentage of approximately 0.9% of outstanding Common Shares.

b)	Sole voting power to vote or direct vote: 0 Common Shares

Shared voting power to vote or direct vote: 1,115,217 Common Shares

Sole power to dispose or direct the disposition: 0 Common Shares

Shared power to dispose or direct the disposition: 1,115,217 Common Shares

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of the Schedule 13D, whichever is less, by the Reporting Person are described below and elsewhere in this Amendment No. 8. All such transactions described below were effected in the open market on the Toronto Stock Exchange through a broker, and the prices exclude commissions. The Reporting Persons undertake to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

Reporting Person	Trade Date	Buy/Sell	Number of Shares	Price/ Weighted Average Price			Low Price per Share		High Price per Share
Brookfield	5/25/21	Sell	100,000	C$	92.7968		C$	92.37	C$	93.64
Brookfield	5/27/21	Sell	100,000	C$	93.9560		C$	92.88	C$	94.79
Brookfield	5/28/21	Sell	14,900	C$	97.3589		C$	95.03	C$	97.87
Brookfield	6/3/21	Sell	100,000	C$	90.6805		C$	90.00	C$	91.38
Brookfield	6/4/21	Sell	40,000	C$	89.6750		C$	89.50	C$	90.93
Brookfield	6/7/21	Sell	15,000	C$	87.9764		C$	87.40	C$	90.71
Brookfield	6/8/21	Sell	2,000	C$	87.1380		C$	86.21	C$	87.23
Brookfield	6/9/21	Sell	125,000	C$	87.7814		C$	85.75	C$	89.89
Brookfield	6/10/21	Sell	60,000	C$	87.6343		C$	87.07	C$	90.00
Brookfield	6/11/21	Sell	102,100	C$	87.6406		C$	87.24	C$	88.49
Brookfield	6/14/21	Sell	8,400	C$	87.9365		C$	87.50	C$	88.20
Brookfield	6/16/21	Sell	125,000	C$	86.0817		C$	85.00	C$	86.92
Brookfield	6/17/21	Sell	10,000	C$	84.5286		C$	84.50	C$	85.10
Brookfield	6/18/21	Sell	140,000	C$	84.9913		C$	84.00	C$	86.04
Brookfield	6/21/21	Sell	132,572	C$	87.2343		C$	86.00	C$	88.12
Brookfield	6/22/21	Sell	30,700	C$	88.1613		C$	88.00	C$	88.50
Brookfield	6/24/21	Sell	69,300	C$	87.9482		C$	87.25	C$	88.47
BIC WFG	7/02/21	Sell	5,156,885	C$	88.2219	*		—		—

*	Sold in a block trade over the Toronto Stock Exchange to an unaffiliated third-party Canadian financial institution (the “Block Trade”).

Other than the transactions described in the original Schedule 13D, as amended to the date hereof, and this Amendment No. 8, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.

(e) Immediately following the sale of Common Shares described in Item 4, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Common Shares of the Issuer. Therefore, this is the final amendment to the original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 in this Amendment No. 8 is hereby incorporated by reference.

Brookfield has settled all previously outstanding Cash-Settled Swaps from the proceeds received in the Block Trade.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 6, 2021	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

BROOKFIELD INVESTMENTS CORPORATION

	By:	/s/ Thomas Corbett
Name: Thomas Corbett
Title: Vice President and Chief Financial Officer

BIC WFG HOLDINGS LP, by its general partner, BAM LIMITED

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Vice President and Secretary